File No. 70-9483


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         AMENDMENT NO. 3
                               TO
                            FORM U-1

                   APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



    Allegheny Energy, Inc.
    10435 Downsville Pike
  Hagerstown, Maryland 21740


   West Penn Power Company
     800 Cabin Hill Drive
Greensburg, Pennsylvania 15601


       AYP Energy, Inc.
    10435 Downsville Pike
  Hagerstown, Maryland 21740


            (Name of companies filing this statement
          and addresses of principal executive offices)
                      _____________________
                     Allegheny Energy, Inc.

  (Name of top registered holding company parent of applicants)

                    Thomas K. Henderson, Esq.
                         Vice President
                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                   Hagerstown, Maryland 21740

             (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-
                         Declaration to:

                    Thomas K. Henderson, Esq.
                         Vice President
                      Allegheny Energy, Inc
                      10435 Downsville Pike
                 Hagerstown, Maryland 21740-1766


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       1.    Applicants  hereby  amend  Item  No.  2.  Fees,

  Commissions and Expenses by deleting it in its entirety and substituting the following therefor:



Item No. 2. Fees, Commissions and Expenses



     In addition to expenses of personnel employed by

Allegheny Energy Service Corporation (formerly Allegheny

Power Service Corporation), whose time is billed at cost,

the following estimated fees and expenses are expected to be incurred by the Applicants in connection with the

consummation of the transactions contemplated herein:

Legal Fees and Expenses                              750,000
Accountants' Fees and Expenses                        50,000
Appraisal Fees and Expenses                           90,000
Consultants                                          350,000
Miscellaneous Fees and Expenses                      250,000
          Total                                   $1,490,000


2.    Applicants  hereby amend Item No.  1.  Description  of

  Proposed  Transaction, by amending Section C. Overview  of

  Requested Approvals, subparagraph numbered 2.j. by deleting two references therein (lines 3 and 6) to the words "notes payable  to  West Penn".  The notes payable  will  not  be transferred by Energy Subsidiary to GENCO.  The subsection,

  as amended, will read as follows:

          the   transfer   by  Energy  Subsidiary   of   the

          Generating  Assets;  the AGC  shares  and  related

          rights  and obligations; other generation  related

          assets; and the Associated Liabilities to GENCO in

          exchange  for  the limited liability interests  of

          GENCO;  and  the  acquisition  by  GENCO  of   the

          Generating

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          Assets,  the AGC  shares  and  related

          rights   and   obligations;  and  the   Associated

          Liabilities.



3.   Applicants hereby further amend Item No. 1. Description

  of Proposed Transaction by adding the following language to the end of Section H.  Assignment and Delegation by Energy

  Subsidiary  to  GENCO  of Energy Subsidiary's  Rights  and

  Obligations Under Certain Operating Agreements:

                Each of the Joint-Owner Operation Agreements

has  a  clause  which provides that "[T]his Agreement  shall continue  in full force and effect for a period of 45  years from  the  date  hereof and for such longer  period  as  the

Companies shall by mutual agreement continue to operate  any

of   the  units  at  the  Station."   Consequently,  GENCO's

assumption   of  all  rights  and  obligations   of   Energy

Subsidiary  (previously West Penn's rights  and  obligations

under   the   Joint-Owner  Operation  Agreements),  may   be

perpetual.    The  Joint-Owner  Operating  Agreements   were

entered  into in the mid-1960's, so the earliest  expiration of  any of the agreements will be the year 2010, after which time  the companies may agree to continue the Agreements  in full  force and effect.  GENCO plans to perpetually  operate the  plants of which it will be the sole owner.  The  Joint-

Owner  Operating Agreements will be subject to Rules 90  and

91.



4.    Applicants  further amend Item No. 1.  Description  of

  Proposed Transaction by adding the following language to the end of Section B.  Background and Regulatory Environment:


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Restructuring Plan

As  a result of the Electric Generation Customer Choice  Act

(the   "Competition  Act"),  on  November  19,   1998,   the

Pennsylvania  Public Utility Commission ("PAPUC")  issued  a

Final  Opinion and Order in Docket No. R-00973981  regarding the application by West Penn Power Company ("West Penn") for approval of a restructuring plan.  By this order, the  PAPUC approved the following for West Penn:



  1.   The recovery of $670 million1 (or $630 million in the

     event of a merger with DQE, Inc.) of stranded costs through the collection of a non-bypassable charge to every customer of  electric services within the geographical area that

     comprises West Penn's certified service territory;

_______________________________
1 The Pennsylvania Public Utility Commission (PAPUC) order issued on November 19, 1998 authorized West Penn to collect $670 million (or $630 million in the event of a merger with DQE, Inc.) of stranded costs from its retail customers through a Competitive Transition Charge (CTC), to commence in January, 1999. West Penn was permitted to securitize up to that entire amount. This is no longer feasible because:
1) Some CTC has already been, and will continue to be, collected from customers. The amount authorized for collection up to the date of the bond issuance (some $40 million) must therefore be subtracted from the amount to be securitized. 2) The PAPUC has set a maximum level for generation rates (the "rate cap"). There are two basic elements of the rate cap-the CTC and the "shopping credit". If $670 million is securitized, there is a risk that the Intangible Transition Charge-that part of the CTC which services the Transition Bonds-will at some point exceed the CTC amount. Reduction of the shopping credit would then be required so as not to exceed the rate cap. The PAPUC indicated in its Supplemental Qualified Rate Order issued August 12, 1999, that, "While the Initial QRO and Joint Settlement do allow West Penn to securitize 100% of its stranded costs, the Commission urges that West Penn management exercise good judgment regarding its final plans for securitization so as to minimize the risk of jeopardizing the level of shopping credits and competitive alternatives for its customers." In addition to the requirement that the amount already authorized for collection be subtracted from the $670 million, it is out of deference to this expressed urging of the PAPUC that West Penn seeks authority from the SEC to issue only up to $600 million.

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  2.   The issuance of transition bonds in an aggregate amount

     not to exceed $670 million with 75% of net savings from

     securitization passed on to customers;

  3.    The reduction of West Penn's existing capitalization

    with the proceeds from the issuance of the transition bonds;

    and

  4.   The transfer of generation assets from West Penn to an

     affiliated generation company.



In  accordance with this approval by the PAPUC, West Penn is requesting Commission approval to issue through subsidiaries transition  bonds  and  transfer  through  subsidiaries  its generation assets to Allegheny Energy Supply Company, a  yet to  be created, wholly owned subsidiary of Allegheny Energy,

Inc.  In order to accomplish the restructuring plan approved by  the PAPUC for West Penn, Commission approval is required for  certain transactions determined by the PAPUC to  be  in the public interest.



Stranded Costs

In  Docket  No. R-00973981, the PAPUC determined  that  West

Penn's  recovery  of $670 million (or $630  million  in  the event of a merger with DQE, Inc.) of stranded costs is  just

and  reasonable  and  in the public interest.   The  PAPUC's

Order authorized West Penn to collect from customers a  non-

bypassable Competitive Transition Charge ("CTC") to  recover the  $670 million (or $630 million in the event of a  merger with  DQE,  Inc.)  of  stranded costs.  This  non-bypassable charge  is  applied  to every customer of electric  services within  the  geographic  area  that  comprises  West  Penn's certified  service  territory.  As  an  alternative

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to  the

collection of the CTC, Pennsylvania's Competition Act allows for  the recovery of stranded costs through the issuance  of

transition  bonds  that  are  payable  from  an   Intangible

Transition  Charge  ("ITC").  The ITC  is  a  non-bypassable charge  on  customer  bills to recover qualified  transition expenses pursuant to a qualified rate order (a "QRO") issued by  the PAPUC.  Qualified transition expenses are defined to include  the  aggregate principal amount of  the  transition bonds  plus interest and other costs related to the issuance of the transition bonds.



Securitization

The  PAPUC's November 19, 1998 order, supplemented by  Order dated August 12, 1999, authorizes West Penn to recover  $670 million (or $630 million in the event of a merger with  DQE,

Inc.)  of  stranded costs through a CTC or, at  West  Penn's

election,  up  to  that  amount  through  the  issuance   of

transition bonds.  The PAPUC found that the issuance  of  up to  $670 million of transition bonds by West Penn is in  the public  interest, in part because securitization will reduce

the  return  component  of  stranded  costs  chargeable   to

customers.  The PAPUC's Order requires that the savings from securitization be used to reduce customer rates,  which  the

PAPUC  concluded is in full compliance with the  Electricity

Generation Customer Choice Act in Pennsylvania.   The  PAPUC

Order  states "West Penn shall reduce the CTC's  imposed  on its  customers  by  an additional amount necessary  to  flow through  to customers 75% of the net savings achieved  as  a result of securitization of its transition or stranded costs and  issuance of transition bonds."  The first year  benefit for West Penn's customers due to securitization is estimated to be $10 to $15 million.  The Commission's approval of West

Penn's

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requested transaction to issue transition  bonds  is

necessary to achieve the savings from securitization and the benefits for West Penn's customers.



Under the Competition Act, the PAPUC's issuance of a QRO and its  declaration that the relevant paragraphs of a  QRO  are irrevocable  gives  rise to intangible transition  property,

which  under  the  Act  is  "the irrevocable  right  of  the

electric   utility  or  an  assignee  to   receive   through

intangible transition charges amounts sufficient to  recover all  of  its  qualified transition expenses".  In  addition,

under  the Competition Act, the Commonwealth of Pennsylvania pledges and agrees with the holders of the transition bonds,

and  with  any assignee or finance party, not  to  limit  or alter or in any way impair or reduce the value of intangible

transition   property  or  intangible   transition   charges

approved  by  a QRO until the related transition  bonds  are

fully  discharged.   West  Penn's  QRO  declares  that   the

paragraphs in the QRO concerning the recovery of West Penn's stranded costs through the issuance of transition bonds, the imposition of an ITC on customers in an amount sufficient to recover  qualified  transition expenses,  and  the  sale  of

intangible  personal  property,  among  other  things,   are

irrevocable  for the purposes of the Competition  Act.   The

transition bonds will be fully secured by the pledge  of  an irrevocable  right  to  receive payments  from  West  Penn's

customers  in  amounts  sufficient  to  fully  service   the

transition  bonds.  The bondholders will not be  looking  to the general credit of West Penn, and West Penn will under no circumstances  be called upon to meet the required  payments under  the

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 bonds.  Accordingly, the transition bonds do  not

constitute traditional "leverage".



West  Penn  plans to issue up to $600 million of  transition bonds after Commission approval is obtained.



Competition

In  compliance with the Competition Act, a component of  the restructuring  plan  approved by the PAPUC  is  the  PAPUC's approval for West Penn to transfer its generation assets  to

a  newly  formed  Allegheny  Energy  Supply  Company.   This

transfer  removes  from West Penn's books  and  records  the

generation   assets  no  longer  regulated  by  the   PAPUC.

Allegheny Energy Supply Company will participate as a  first tier subsidiary of Allegheny Energy, Inc. in the competitive energy  supply markets, subject to the jurisdiction  of  the

Federal Energy Regulatory Commission.



As electric utility restructuring is enacted in other states

where   Allegheny  Subsidiaries  provide  electric  service,

Allegheny  Energy,  Inc.  plans to  transfer  the  ownership interest  in generation owned by The Potomac Edison  Company and  Monongahela  Power Company to Allegheny  Energy  Supply

Company.  As restructuring is implemented, Allegheny  Energy will integrate its ownership and operation of its generation assets  recognizing that each of the five  states  in  which

Allegheny  Energy Subsidiaries provide electric service  may

adopt   electric   utility   restructuring   under   varying

schedules.  This  will  enable  Allegheny  Energy,  Inc.  to consolidate its ownership interest in generation assets

                              8

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into a single company and will enable Allegheny Energy Supply

Company  to  maximize synergies of operations and financing.

Also, this will simplify the corporate structure and related code of conduct issues.



West  Penn  plans  to  transfer  its  generation  assets  to

Allegheny Energy Supply Company after Commission approval is obtained.



Common Equity Ratios

Confidential pro forma capital structures and capitalization ratios  through  2008, which is the scheduled  term  of  the transition  bonds,  were filed for West Penn  and  Allegheny

Energy, Inc. as Tables A and B, respectively.



West  Penn's consolidated pro forma long term debt  includes

$600  million  of transition bonds, which do  not  adversely affect West Penn's cash flows.  The transition bonds will be separately  rated by credit rating agencies.  The transition bonds will not impact West Penn's credit ratings.  The credit rating agencies recognize that the transition bonds will  be serviced by the ITC approved by the PAPUC and therefore  are independent  of West Penn's credit.  Bonds similar  to  West

Penn's  transition  bonds that have  been  issued  by  other utility companies have been rated AAA.  It is expected  that an  AAA rating will be achieved for the transition bonds  to be issued by West Penn.



West  Penn's current credit ratings are A+ from  Standard  &

Poors,  A1  from  Moody's  and  A+  from  Fitch.   Based  on

discussions  with the credit rating agencies regarding  West

Penn's  credit ratings after the transfer

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of its  generation

assets  to  Allegheny Energy Supply Company, it is  expected that  West Penn's credit ratings will remain at the  current ratings  or  higher.  Since West Penn will  be  a  regulated electric  delivery company after its generation  assets  are transferred, the credit rating agencies are expected to view

West Penn as having less business risk.



As  shown in Table A of the confidential filing of a  letter dated  October  5,  1999,  West Penn's  consolidated  common equity to total capitalization ratio prior to the pro  forma adjustments at June 30, 1999 is 43%.  As a result of the pro forma adjustments, West Penn's consolidated pro forma common

equity  ratio  at  June  30, 1999  decreases  to  14%.   The

consolidated  pro forma common equity ratio is projected  to increase  annually  through 2008  as  the  transition  bonds mature  and certain pollution control notes mature  in  2003 and 2007.  The projected consolidated common equity ratio at

December 31, 2008 is 58%.



In  carrying  out the PAPUC's November 19, 1998 Order,  West

Penn's  consolidated  common equity ratio  is  projected  to decrease  below the Commission's 30% target during  part  of the period that the transition bonds are outstanding.  Based on  current projections, West Penn's common equity ratio  is

projected  to  exceed 30% by December 31, 2004.   West  Penn

requests an exemption from the generally required 30% common equity  ratio  in  order to achieve the  objectives  of  the

restructuring    plan    initiated   under    Pennsylvania's

Competition  Act and approved by the PAPUC, including  lower rates  to  our  Pennsylvania customers due to securitization and  the formation of a competitive generation company.

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By its approval of  West Penn's proposed  securitization  and transfer  of  generation assets, the PAPUC  is  implementing provisions of the Competition Act.  West Penn considers such regulatory  action to be unique and a compelling reason  for the Commission to approve the requested exemption.



Also, the decrease in West Penn's consolidated common equity ratio below 30% is due to the transition bonds and pollution control  notes  related  to  assets  to  be  transferred  to

Allegheny Energy Supply Company being shown as debt  in  the consolidated financial statements of West Penn.  The  source of  the cash flows to service this debt will be the ITC  and

Allegheny  Energy  Supply Company, not West  Penn's  utility

operations.   These items do not represent leverage  in  the

classical  sense that the 30% test was intended to  address.

Excluding the transition bonds of $600 million and pollution control  debt  of  $230.8 million from  the  June  30,  1999 consolidated pro forma capital structure of West  Penn,  the common equity ratio would be 48%.



During  the period that West Penn's common equity  ratio  is below  30%,  West  Penn  will report  annually  its  capital structures  and  capitalization ratios for the  most  recent year-end  and pro forma through 2008.  This report  will  be submitted within 30 days after West Penn's Annual Report  on

Form  10K is filed with the Commission.  The report will  be submitted  as  a  confidential report  to  the  Commission's

Staff.   This  reporting requirement will  cease  once  West

Penn's  actual  common equity ratio equals  or  exceeds  the

Commission's 30% target.

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


Allegheny Energy, Inc's pro forma consolidated common equity ratio,  excluding the transition bonds, as of June 30,  1999 is 41%.



5.    Applicants  hereby  amend Item  No.  6.  Exhibits  and

Financial Statements by adding the following:

  (a) Exhibits

      B-12 Form of Tax Allocation Agreement Amendment



      D-8   Joint Petition for Full Settlement of West

            Penn  Power  Company's  Restructuring  Plan  and

            Related  Court  Proceedings--November  3,  1998;

            Docket  No.  R-00973981  (filed  on  paper  with

            request for hardship exemption).



      D-9   Tentative  Order of Pennsylvania  Public

            Utility  Commission of November 4, 1998;  Docket

            No. R-00973981.



      D-10  Final  Opinion and Order of Pennsylvania

            Public Utility Commission of November 19,  1998;

            Docket No. R-00973981.



      D-11  Opinion and Order of Pennsylvania Public

            Utility Commission of May 29, 1998; Docket

            No. R-00973981 (filed on paper with request for

            hardship exemption).

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                          SIGNATURE



          Pursuant to the requirements of the Public Utility

Holding  Company  Act of 1935, the Undersigned  Company  has

duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                              ALLEGHENY ENERGY, INC.


                              By  /s/ Thomas K. Henderson
                              Thomas K. Henderson, Esq.
                              Vice President



                              WEST PENN POWER COMPANY


                              By  /s/ Thomas K. Henderson
                              Thomas K. Henderson, Esq.
                              Vice President


                              AYP ENERGY, INC.


                              By  /s/ Thomas K. Henderson
                              Thomas K. Henderson, Esq.
                              Vice President



Dated: October 5, 1999

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